UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Full Circle Capital Corporation

(Name of Company)

102 Greenwich Avenue, 2nd Floor

Greenwich, CT 06830

Address of Principal Business Office

(Number and Street, City, State and Zip Code)

(203) 900-2100

Telephone Number (including area code)

814-00809

File Number under the Securities Exchange Act of 1934

Full Circle Capital Corporation (the “Company”) is withdrawing its election under section 54(a) of the Investment Company Act on the following basis for filing this Notification of Withdrawal:

Effective as of November 3, 2016, the Company merged with and into Great Elm Capital Corp. (“GECC”) with GECC continuing as the surviving corporation. In connection with the merger, all of the Company’s outstanding shares of common stock were converted into shares of GECC’s common stock. GECC is the surviving entity of the merger and will succeed to and assume all the rights and obligations of the Company. GECC is incorporated in Maryland and will operate as a closed-end, non-diversified management investment company. GECC has elected to be regulated as a BDC under the 1940 Act.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Greenwich, Connecticut on the 3rd day of November, 2016

Full Circle Capital Corporation

		By:	/s/ Gregg J. Felton
Name: Gregg J. Felton
Title: Chief Executive Officer and President

Attest:	/s/ Michael J. Sell
Name: Michael J. Sell
Title: Chief Financial Officer, Treasurer and Secretary